Exhibit 21.1
SUBSIDIARIES

State or Jurisdiction
Name	of Organization

Smith & Wesson Corp.	Delaware
Smith & Wesson Distributing, Inc.	Delaware
Smith & Wesson Firearms Training Centre GmbH	Germany
Smith & Wesson, Inc.	Massachusetts